UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

NEUROGEN CORPORATION
(Name of Issuer)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

64124E-10-6
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,235
	8	SHARED VOTING POWER 9,793,070
	9	SOLE DISPOSITIVE POWER 125,235
	10	SHARED DISPOSITIVE POWER 9,793,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,918,305
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 64124E-10-6	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,727
	8	SHARED VOTING POWER 9,793,070
	9	SOLE DISPOSITIVE POWER 104,727
	10	SHARED DISPOSITIVE POWER 9,793,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,897,797
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth in the table below is the aggregate number of shares of Common Stock, including shares that may be acquired upon the conversion of Preferred Stock and shares that may be acquired upon the exercise of Warrants and Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 42,162,296 shares outstanding, according to information received from the Company on April 11, 2008. Such percentage figures are calculated on the basis that the shares of Preferred Stock, Warrants and Options owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Preferred Stock, Warrants and Options are not deemed converted or exercised.

Name	Number of Shares		Percent of Class Outstanding
Julian C. Baker	125,235	[1]	0.3%
Felix J. Baker	104,727	[2]	0.3%
Baker/Tisch Investments, L.P.	398,224		1.0%
Baker Bros. Investments, L.P.	435,302		1.0%
Baker Bros. Investments II, L.P.	384,306		0.9%
Baker Biotech Fund I, L.P.	4,152,334		9.8%
Baker Brothers Life Sciences, L.P.	4,364,404		10.3%
FBB Associates	58,500		0.1%
Total	10,023,032		23.7%

(1)	Includes 16,200 shares of Common Stock and options to purchase 109,035 shares of Common Stock that have vested or will vest within 60 days.

(2)	Includes 4,692 shares of Common Stock and options to purchase 100,035 shares of Common Stock that have vested or will vest within 60 days.

The following purchases of Preferred A Stock and Warrants were effected by the entities noted below at $31.20 per unit (each unit consisting of one preferred share and one warrant) directly from the Issuer pursuant to a Securities Purchase Agreement dated April 7, 2008.

Date	Name	Preferred A Shares	Common Stock Warrants @$2.30 exp. 4/1/2013	Price per Unit	Transaction
4/11/08	Baker/Tisch Investments, L.P.	4,812	4,812	$31.20	Purchase
4/11/08	Baker Bros. Investments, L.P.	5,260	5,260	$31.20	Purchase
4/11/08	Baker Bros. Investment II, L.P.	4,644	4,644	$31.20	Purchase
4/11/08	Baker Biotech Fund I, L.P.	50,175	50,175	$31.20	Purchase
4/11/08	Baker Brothers Life Sciences, L.P.	52,737	52,737	$31.20	Purchase

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shares power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares. Julian C. Baker and Felix J. Baker are Directors of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 7, 2008, the Company entered into a Securities Purchase Agreement with entities affiliated with Baker Brothers Investments, on behalf of its affiliated funds, pursuant to which Baker Brothers Life Sciences, L.P., Baker Biotech Fund I, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., and Baker/ Tisch Investments, L.P. purchased an aggregate of 117,628 shares of Series A Convertible Preferred Stock and 117,628 warrants. The purchase price of a unit of one preferred share and one warrant was $31.20 per share. Each share of Preferred Stock is convertible into 26 shares of Common Stock subject to stockholder approval. Each warrant is exercisable immediately into 13 common shares at a fixed purchase price of $2.30 per common share.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.
Securities Purchase Agreement dated as of April 7, 2008, by and between the Company, entities affiliated with Baker Brothers Investments and several unaffiliated purchasers (incorporated by reference to Exhibit to the Form 8-K Exhibit 10.1 filed by the Company with the Securities and Exchange Commission on April 11, 2008.)

Exhibit 2.	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2008
	By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

EXHIBIT 2

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.025 par value, of Neurogen Corporation is being filed with the Securities and Exchange Commission on behalf of each of them.

April 15, 2008
	By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker